Mail Stop: 3561

September 28, 2017

Via E-Mail

Mr. Kashif Khan

Chief Executive Officer Precious Investments, Inc. 3425 Laird, Unit 2 Mississauga, Ontario L5L 5R8

Dear Mr. Khan:

We are writing to inform you that the Public Company Accounting Oversight Board (“PCAOB”) has revoked the registration of your auditor. You can find a copy of the order on the PCAOB’s website at https://pcaobus.org/Enforcement/Decisions/Documents/105-2017-038- Seale-Beers.pdf.

As this auditor is no longer registered with the PCAOB, you may not include audit reports or consents in your filings with the Commission on or after the date of deregistration. If an auditor who is not currently registered with the PCAOB audited a year that you are required to include in your filings with the Commission, you should have a firm that is currently registered with the PCAOB re-audit that year.

If you have not already done so, please file an Item 4.01 Form 8-K to include all of the information required by that Item within four days of the date of this letter. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor. Your Form 8-K should be filed within four business days of receipt of this letter.

If you have any questions, please contact the undersigned at (202) 551- 3476.

Sincerely,

/s/ Joanna Lam

Joanna Lam Staff Accountant

Office of Beverages, Apparel, and Mining